Via Facsimile and U.S. Mail
Mail Stop 4720

May 15, 2009

J. Kevin Buchi
Executive Vice President and Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, PA 19355

Re: Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 23, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 6, 2009
File Number: 000-19119

Dear Mr. Buchi:

       We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Overview, page 1

1.   We note that you use sole source suppliers for ingredients relating to AMRIX and
        TREANDA. Additionally, we note your statement on page 29 that you are
        dependent on sales of AMRIX and TREANDA to grow over the next several
        years in order achieve your projected levels of growth. Please revise to identify
        your sole source providers. If you have agreements with these parties, please file
        them as exhibits and revise to describe the material terms. Alternatively, provide
        us with an analysis supporting your determination that you are not substantially
        dependent on these agreements.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 49

2.   Please include the Performance Graph required by Item 201(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisitions, page 57

3.   Your License with LUPUZOR appears material considering the $500 million in
        potential milestone payments and the relatively advanced stage of product
        development. Please file the agreement as an exhibit or provide us with an
        analysis supporting your determination that you are not required to file the
        agreement at this time.

Critical Accounting Policies and Estimates
Revenue Recognition, page 79

4.   Please revise your disclosure to explain why the inventory held at wholesalers and
        retailers for generic OTFC product increased to approximately a five months
        supply at December 31, 2008 from a three months supply at September 30, 2008.

10. Intangible Assets, Net and Other Assets, page 116

5.   You disclose that the U.S. Patent and Trademark Office rejected the claims in two
        U.S. patents for your Durasolv ODT technology. Please tell us how the intangible
        for the Durasolv technology meets the definition of an asset under paragraph 26
        of CON 6.

Schedule 14A

Compensation Discussion and Analysis

Bonus Plan, page 17

6.   With regard to the discussion of the performance-based incentive awarded to your
        CEO, please expand your disclosure to clarify:

- how the compensation committee determined the extent of achievement of
  the operational goals;
- how the extent of achievement correlates to the MICP score; and
- how the percentage bonus awarded is determined from the MICP score.

Further, in the discussion of the performance-based incentives awarded to the
remaining named executive officers, please include the same clarification as in the
discussion of the CEO's incentive award above, as well as an enumerated list of
the individual goals set for each named executive officer, and the extent of
achievement of each goal that led to each of their MICP scores.

Form 10-Q for the quarterly period ended March 31, 2008

9. Long-Term Debt, page 12

7.   Please revise your disclosure to include the information required by paragraphs 31
        through 33 of FSP APB 14-1.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant